Exhibit 16

May 9, 2001

United States Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Bowlin Travel Centers, Inc. and, under the date of March 30, 2001, we reported on the financial statements of Bowlin Travel Centers, Inc. as of and for the years ended January 31, 2001 and 2000. On May 9, 2001, our appointment as principal accountants was terminated. We have read Bowlin Travel Centers, Inc.'s statements included under Item 4(a)(1) of it Form 8-K dated May 9, 2001, and we agree with such statements, except that we are not in a position to agree or disagree with Bowlin Travel Centers, Inc.'s statement regarding that the change in auditors was approved by the board of directors and that Neff & Ricci LLP has been engaged as independent auditors for the 2002 fiscal year.

                                Very truly yours,

                                /s/ KPMG, LLP